SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ENVESTNET, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29404K106

(CUSIP Number)

David Maryles

Managing Director, Legal and Compliance

BlackRock, Inc.

55 East 52nd Street

New York, NY 10055

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 29404K106

1	NAMES OF REPORTING PERSONS BlackRock, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,355,020
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,421,166
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,421,166
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.005 per share (the “Common Stock”), of Envestnet, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 35 East Wacker Drive, Suite 2400, Chicago, Illinois.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by BlackRock, Inc. (“BlackRock”). BlackRock is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. BlackRock, through its subsidiaries (the “Advisory Subsidiaries”), offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts. In addition, the Advisory Subsidiaries, provide market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution. The principal office and business address of BlackRock is 55 East 52nd Street, New York, NY 10055.

Certain of the securities reported herein include Common Stock held directly by BlackRock for its own account that were previously included in a statement on Schedule 13G filed by BlackRock on February 8, 2021. BlackRock did not acquire any beneficial ownership of Common Stock with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, or in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. The Advisory Subsidiaries, as the investment advisers to certain client accounts, continue to hold Common Stock in their ordinary course of business, not with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, and not in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. Therefore, this Schedule 13D should not be deemed to constitute an admission that BlackRock is required to file a Schedule 13D pursuant to Rule 13d-1 under the Act with respect to the Common Stock held directly by the Advisory Subsidiaries that act as the investment advisers to certain client accounts, however, BlackRock is voluntarily filing this Schedule with respect to all Common Stock beneficially owned by BlackRock.

(b) – (c) and (f) Current information concerning the identity and background of each of the executive officers and directors of BlackRock is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d) and (e) During the last five years, neither BlackRock, nor to the best of its knowledge, any Covered Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or, except as set forth in Annex B attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that BlackRock constitutes a “person” for any purposes other than Section 13(d) of the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

As of May 20, 2021, BlackRock, in its role as the parent of the Adviser Subsidiaries in the capacity as investment advisers to certain client accounts, held beneficial ownership of 4,065,350 shares of Common Stock acquired prior to such date for an aggregate purchase price of $238,726,155.18. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiaries.

In addition, as previously disclosed, in December 2018, BlackRock for its own account acquired directly from the Issuer 2,355,816 shares of Common Stock at a purchase price of $52.13 per share for an aggregate purchase price of $122,808,688.08 (from BlackRock’s working capital balances) and a warrant (the “Warrant”) to purchase 471,163 shares of Common Stock at an exercise price of $65.16 per share, subject to customary anti-dilution adjustments. The Warrant is exercisable at BlackRock’s option for four years from the date of issuance. The Warrant may be exercisable through cash exercise or net issue exercise, with cash settlement at the Issuer’s sole discretion.

Transactions made for investment purposes in the ordinary course of business of the Advisory Subsidiaries are undertaken solely for the benefit of the applicable client account and are independent from the strategic relationship with and investment in the Issuer made by BlackRock for its own account.

Item 4. Purpose of Transaction.

Other than the 2,355,816 shares of Common Stock acquired by BlackRock for its own account in 2018 in connection with the strategic relationship described below, all of the Common Stock of the Issuer was acquired for investment purposes by funds and accounts for which certain of the Advisory Subsidiaries act as investment advisers.

BlackRock does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

As previously disclosed, BlackRock and certain of its subsidiaries and the Issuer entered into a strategic relationship to enhance the investment technology solutions they provide to financial advisors and the clients they serve. Also as previously announced, in conjunction with the strategic relationship, BlackRock acquired the 2,355,816 shares of Common Stock and the Warrant for its own account. BlackRock reviews its strategic relationship with, and investment in, the Issuer on a continuing basis. BlackRock has engaged, and may in the future further engage, in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties on various matters related to the Issuer and BlackRock’s investment in the Issuer, including matters related to the business, management, operations, assets, strategy and future plans of the Issuer and BlackRock. There can be no assurance as to the outcome of any of such discussions. These discussions, however, may at any time and from time to time include proposing, considering or negotiating conditional terms of (a) acquiring additional securities of the Issuer, including but not limited to in connection with corporate control transactions, or disposing of all or a portion of the Common Stock or the Warrant, through open market transactions, privately negotiated transactions, amendments to its agreements with the Issuer, or otherwise, (b) extending, enhancing, or modifying BlackRock’s strategic relationship with the Issuer by, among other things, entering into commercial agreements and relationships in connection therewith, or (c) to take any other available course of action, including one or more of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D. In reaching any decision as to its course of any action (as well as the specific elements thereof), BlackRock currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business, strategy and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to BlackRock; changes in law and government regulations; general economic conditions; financial and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of BlackRock to Rows (7) through (11), and (13) of the cover page of this Schedule 13D are incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported as beneficially owned by BlackRock was calculated based on 54,422,622 shares of Common Stock issued and outstanding as of April 30, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 filed with the U.S. Securities and Exchange Commission on May 7, 2021.

The Common Stock beneficially owned by BlackRock includes Common Stock beneficially owned by the Advisory Subsidiaries, including Aperio Group LLC, BlackRock Advisors (UK) Limited, BlackRock Advisors LLC, BlackRock Asset Management Canada Limited, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Limited, BlackRock Investment Management, LLC and BlackRock Japan Co., Ltd., none of which beneficially owns in excess of 5% of the outstanding Common Stock.

(c) Annex C, attached hereto, sets forth transactions in the Common Stock that were effected during the 60-day period ended May 20, 2021. The transactions in the Common Stock described on Annex C were effected on securities exchanges unless otherwise indicated therein.

(d) Except for investment advisory clients of the Advisory Subsidiaries, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock, no other person is known by BlackRock to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock that may be beneficially owned by BlackRock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated herein by reference.

For the avoidance of doubt, the Issuer and BlackRock have a number of commercial agreements in connection with the strategic relationship discussed above.

On December 20, 2018, BlackRock and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) providing BlackRock or its designee with certain customary registration rights with respect to 2,355,816 shares of Common Stock and the shares underlying the Warrant. Pursuant to the Registration Rights Agreement, BlackRock or its designee is entitled to certain customary demand registration, shelf takedown and piggyback registration rights, subject to certain customary limitations (including with respect to minimum offering size and maximum number of demands and underwritten shelf takedowns).

The above description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 2.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between BlackRock and any other person with respect to any securities of the Issuer or among the Advisory Subsidiaries, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to shares of Common Stock that are loaned out in the ordinary course of BlackRock’s and its subsidiaries’ securities lending programs).

Item 7. Material to be filed as Exhibits.

Exhibit 1	Power of Attorney, dated January 2, 2019, relating to BlackRock, Inc. (incorporated by reference to Exhibit B to Schedule 13G filed by BlackRock, Inc. on February 8, 2021 (SEC file number 005-86053)).

Exhibit 2	Registration Rights Agreement, dated December 20, 2018, between Envestnet, Inc. and BlackRock, Inc. (filed as Exhibit 10.1 to Envestnet Inc.’s Current Report on Form 8-K filed with the SEC on December 20, 2018 and incorporated by reference herein).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2021	BLACKROCK, INC.

	By:	/s/ David Maryles
	Name:	David Maryles
	Title:	Attorney in Fact

Annex A

The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).

Executive Officers

Name	Principal Occupation or Employment	Business Address	Citizenship
Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Chair and Head of Asia Pacific	BlackRock, Inc. 16/F Champion Tower 3 Garden Road Central, Hong Kong	U.K.

Robert L. Goldstein	Senior Managing Director, Chief Operating Officer & Global Head of BlackRock Solutions	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director and Head of the Portfolio Management Group	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Stephen Cohen	Senior Managing Director and Head of Europe, Middle East and Africa	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Mark S. McCombe	Senior Managing Director and Chief Client Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Manish Mehta	Senior Managing Director, Global Head of Human Resources	BlackRock, Inc. 400 Howard Street San Francisco, CA 94105	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wiedman	Senior Managing Director, Head of International and of Corporate Strategy	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

A-1

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship
Bader M. Alsaad	Arab Fund for Economic & Social Development - Chairman of the Board and Director General	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Kuwait

Mathis Cabiallavetta	Swiss Re - Former Vice Chairman of the Board of Directors	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Switzerland

Pamela Daley	General Electric Company - Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Jessica Einhorn	Paul H. Nitze School of Advanced International Studies at Johns Hopkins University - Former Dean	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Laurence D. Fink	BlackRock, Inc. - Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

William E. Ford	General Atlantic – Chairman and Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Fl New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. - President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue, 40th Fl New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation - Former Executive Chairman, Chairman, President and CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret L. Johnson	Magic Leap, Inc. – Chief Executive Officer	Magic Leap 7500 W. Sunrise Blvd Plantation, FL 33322	U.S.

Robert S. Kapito	BlackRock, Inc .- President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Cheryl D. Mills	BlackIvy Group LLC - Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Gordon M. Nixon	Royal Bank of Canada - Former President, CEO and Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc. – Chairman and Chief Executive Officer	Cisco Systems, Inc. 300 West Tasman Drive San Jose, CA 95134	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. - Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Susan L. Wagner	BlackRock, Inc. - Former Vice Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Abacai – Co-Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	New Zealand

A-2

Annex B

On January 17, 2017, BlackRock reached an agreement with the U.S. Securities and Exchange Commission (the “SEC”), resolving a matter regarding a provision in an old version of BlackRock’s form employee separation agreement that the SEC found violated the Dodd Frank Act’s whistleblower provisions. In the settlement with the SEC, BlackRock agreed to pay a $340,000 penalty and consented to the entry of an Administrative Order containing a finding that BlackRock violated Rule 21F-17 under the Act and ordering BlackRock to cease and desist from committing or causing any violations and any future violations of Rule 21F-17.

B-1

Annex C

Transaction in Common Stock

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell	Execution Type
BlackRock Institutional Trust Company, National Association	March 22, 2021	301	$71.11	Buy	Buy
BlackRock Fund Advisors	March 22, 2021	1,154	$71.11	Buy	ETF Create
BlackRock Fund Advisors	March 22, 2021	1,740	$71.11	Buy	ETF Create
BlackRock Fund Advisors	March 22, 2021	2,175	$71.11	Buy	ETF Create
BlackRock Fund Advisors	March 22, 2021	870	$71.11	Buy	ETF Create
BlackRock Fund Advisors	March 22, 2021	435	$71.11	Buy	ETF Create
BlackRock Fund Advisors	March 22, 2021	870	$71.11	Buy	ETF Create
BlackRock Fund Advisors	March 22, 2021	-435	$71.11	Sell	ETF Redeem
BlackRock Fund Advisors	March 22, 2021	-4,120	$71.11	Sell	ETF Redeem
BlackRock Fund Advisors	March 22, 2021	-4,532	$71.11	Sell	ETF Redeem
BlackRock Fund Advisors	March 22, 2021	8,240	$71.11	Buy	ETF Create
BlackRock Fund Advisors	March 22, 2021	-1,442	$71.11	Sell	ETF Redeem
BlackRock Fund Advisors	March 23, 2021	870	$71.15	Buy	ETF Create
BlackRock Fund Advisors	March 23, 2021	336	$71.15	Buy	ETF Create
BlackRock Fund Advisors	March 23, 2021	72	$71.15	Buy	ETF Create
BlackRock Fund Advisors	March 23, 2021	144	$71.15	Buy	ETF Create
BlackRock Fund Advisors	March 23, 2021	-2,060	$71.15	Sell	ETF Redeem
BlackRock Fund Advisors	March 23, 2021	3,502	$71.15	Buy	ETF Create
BlackRock Fund Advisors	March 23, 2021	2,472	$71.15	Buy	ETF Create
BlackRock Fund Advisors	March 23, 2021	-618	$71.15	Sell	ETF Redeem
BlackRock Fund Advisors	March 23, 2021	-2,266	$71.15	Sell	ETF Redeem
BlackRock Institutional Trust Company, National Association	March 24, 2021	14,757	$71.95	Buy	Buy
BlackRock Fund Advisors	March 24, 2021	96	$71.95	Buy	ETF Create
BlackRock Fund Advisors	March 24, 2021	-1,154	$71.95	Sell	ETF Redeem
BlackRock Fund Advisors	March 24, 2021	60	$71.95	Buy	ETF Create
BlackRock Fund Advisors	March 24, 2021	-870	$71.95	Sell	ETF Redeem
BlackRock Fund Advisors	March 24, 2021	-435	$71.95	Sell	ETF Redeem
BlackRock Fund Advisors	March 24, 2021	-1,305	$71.95	Sell	ETF Redeem
BlackRock Fund Advisors	March 24, 2021	2,175	$71.95	Buy	ETF Create
BlackRock Fund Advisors	March 24, 2021	-435	$71.95	Sell	ETF Redeem
BlackRock Fund Advisors	March 24, 2021	-3,296	$71.95	Sell	ETF Redeem
BlackRock Fund Advisors	March 24, 2021	-1,648	$71.95	Sell	ETF Redeem
BlackRock Fund Advisors	March 24, 2021	-206	$71.95	Sell	ETF Redeem

BlackRock Fund Advisors	March 24, 2021	-1,030	$71.95	Sell	ETF Redeem
BlackRock Fund Advisors	March 24, 2021	-4,738	$71.95	Sell	ETF Redeem
BlackRock Fund Advisors	March 24, 2021	-618	$71.95	Sell	ETF Redeem
BlackRock Investment Management (UK) Limited	March 25, 2021	859	$72.71	Buy	Buy
BlackRock Advisors, LLC	March 25, 2021	5,609	$72.71	Buy	Buy
BlackRock Investment Management, LLC	March 25, 2021	-742	$73.41	Sell	Sell
BlackRock Investment Management, LLC	March 25, 2021	-3,240	$73.41	Sell	Sell
BlackRock Fund Advisors	March 25, 2021	-3,045	$73.41	Sell	ETF Redeem
BlackRock Fund Advisors	March 25, 2021	435	$73.41	Buy	ETF Create
BlackRock Fund Advisors	March 25, 2021	1,305	$73.41	Buy	ETF Create
BlackRock Fund Advisors	March 25, 2021	-1,731	$73.41	Sell	ETF Redeem
BlackRock Fund Advisors	March 25, 2021	4,738	$73.41	Buy	ETF Create
BlackRock Fund Advisors	March 25, 2021	2,060	$73.41	Buy	ETF Create
BlackRock Fund Advisors	March 25, 2021	618	$73.41	Buy	ETF Create
BlackRock Fund Advisors	March 25, 2021	-2,472	$73.41	Sell	ETF Redeem
BlackRock Fund Advisors	March 25, 2021	1,030	$73.41	Buy	ETF Create
BlackRock Fund Advisors	March 25, 2021	-4,944	$73.41	Sell	ETF Redeem
BlackRock Fund Advisors	March 25, 2021	6,180	$73.41	Buy	ETF Create
BlackRock Fund Advisors	March 25, 2021	-2,266	$73.41	Sell	ETF Redeem
BlackRock Fund Advisors	March 25, 2021	-824	$73.41	Sell	ETF Redeem
BlackRock Investment Management, LLC	March 26, 2021	-336	$74.34	Sell	Sell
BlackRock Advisors, LLC	March 26, 2021	18,018	$74.19	Buy	Buy
BlackRock Japan Co., Ltd.	March 26, 2021	423	$74.19	Buy	Buy
BlackRock Institutional Trust Company, National Association	March 26, 2021	-176	$74.40	Sell	Sell
BlackRock Fund Advisors	March 26, 2021	435	$74.40	Buy	ETF Create
BlackRock Fund Advisors	March 26, 2021	-3,480	$74.40	Sell	ETF Redeem
BlackRock Fund Advisors	March 26, 2021	2,308	$74.40	Buy	ETF Create
BlackRock Fund Advisors	March 26, 2021	2,884	$74.40	Buy	ETF Create
BlackRock Investment Management, LLC	March 29, 2021	103	$73.68	Buy	Buy
BlackRock Institutional Trust Company, National Association	March 29, 2021	-229	$73.68	Sell	Sell
BlackRock Institutional Trust Company, National Association	March 29, 2021	1,965	$73.70	Buy	Buy
BlackRock Advisors, LLC	March 29, 2021	3,741	$73.63	Buy	Buy
BlackRock Advisors, LLC	March 29, 2021	13,381	$73.63	Buy	Buy
BlackRock Institutional Trust Company, National Association	March 29, 2021	4,353	$73.63	Buy	Buy
BlackRock Japan Co., Ltd.	March 29, 2021	615	$73.63	Buy	Buy
BlackRock Institutional Trust Company, National Association	March 29, 2021	7,026	$73.63	Buy	Buy
BlackRock Fund Advisors	March 29, 2021	72	$73.68	Buy	ETF Create
BlackRock Fund Advisors	March 29, 2021	1,442	$73.68	Buy	ETF Create
BlackRock Fund Advisors	March 29, 2021	1,854	$73.68	Buy	ETF Create
BlackRock Fund Advisors	March 29, 2021	-435	$73.68	Sell	ETF Redeem

BlackRock Fund Advisors	March 29, 2021	-435	$73.68	Sell	ETF Redeem
BlackRock Fund Advisors	March 29, 2021	-435	$73.68	Sell	ETF Redeem
BlackRock Fund Advisors	March 29, 2021	96	$73.68	Buy	ETF Create
BlackRock Fund Advisors	March 29, 2021	32	$73.68	Buy	ETF Create
BlackRock Fund Advisors	March 29, 2021	577	$73.68	Buy	ETF Create
BlackRock Fund Advisors	March 29, 2021	-577	$73.68	Sell	ETF Redeem
BlackRock Fund Advisors	March 29, 2021	-1,154	$73.68	Sell	ETF Redeem
BlackRock Fund Advisors	March 29, 2021	48	$73.68	Buy	ETF Create
BlackRock Institutional Trust Company, National Association	March 30, 2021	-527	$72.56	Sell	Sell
BlackRock Advisors, LLC	March 30, 2021	1,193	$73.35	Buy	Buy
BlackRock Advisors, LLC	March 30, 2021	26,753	$72.87	Buy	Buy
BlackRock Institutional Trust Company, National Association	March 30, 2021	1,328	$72.90	Buy	Buy
BlackRock Japan Co., Ltd.	March 30, 2021	763	$72.90	Buy	Buy
BlackRock Fund Advisors	March 30, 2021	667	$72.90	Buy	Buy
BlackRock Advisors, LLC	March 30, 2021	2,051	$72.90	Buy	Buy
BlackRock Institutional Trust Company, National Association	March 30, 2021	1,983	$72.90	Buy	Buy
BlackRock Institutional Trust Company, National Association	March 30, 2021	7,948	$72.90	Buy	Buy
BlackRock Fund Advisors	March 30, 2021	48	$72.43	Buy	ETF Create
BlackRock Fund Advisors	March 30, 2021	1,881	$72.43	Buy	ETF Create
BlackRock Fund Advisors	March 30, 2021	870	$72.43	Buy	ETF Create
BlackRock Fund Advisors	March 30, 2021	-1,305	$72.43	Sell	ETF Redeem
BlackRock Fund Advisors	March 30, 2021	870	$72.43	Buy	ETF Create
BlackRock Fund Advisors	March 30, 2021	1,305	$72.43	Buy	ETF Create
BlackRock Fund Advisors	March 30, 2021	-1,305	$72.43	Sell	ETF Redeem
BlackRock Fund Advisors	March 30, 2021	870	$72.43	Buy	ETF Create
BlackRock Fund Advisors	March 30, 2021	-2,060	$72.43	Sell	ETF Redeem
BlackRock Fund Advisors	March 30, 2021	-2,472	$72.43	Sell	ETF Redeem
BlackRock Fund Advisors	March 30, 2021	-1,154	$72.43	Sell	ETF Redeem
BlackRock Fund Advisors	March 30, 2021	-577	$72.43	Sell	ETF Redeem
BlackRock Fund Advisors	March 30, 2021	-577	$72.43	Sell	ETF Redeem
BlackRock Institutional Trust Company, National Association	March 31, 2021	-316	$72.23	Sell	Sell
BlackRock Fund Advisors	March 31, 2021	1,628	$72.23	Buy	Buy
BlackRock Financial Management, Inc.	March 31, 2021	-275	$72.23	Sell	Sell
BlackRock Institutional Trust Company, National Association	March 31, 2021	-74	$72.23	Sell	Sell
BlackRock Asset Management Canada Limited	March 31, 2021	-96	$72.23	Sell	Sell
BlackRock Institutional Trust Company, National Association	March 31, 2021	-185	$72.23	Sell	Sell
BlackRock Advisors, LLC	March 31, 2021	2,387	$72.23	Buy	Buy
BlackRock Institutional Trust Company, National Association	March 31, 2021	350	$72.23	Buy	Buy
BlackRock Institutional Trust Company, National Association	March 31, 2021	819	$72.83	Buy	Buy
BlackRock Financial Management, Inc.	March 31, 2021	1,057	$72.81	Buy	Buy

BlackRock Advisors, LLC	March 31, 2021	1,874	$72.81	Buy	Buy
BlackRock Institutional Trust Company, National Association	March 31, 2021	5,027	$72.81	Buy	Buy
BlackRock Japan Co., Ltd.	March 31, 2021	257	$72.81	Buy	Buy
BlackRock Institutional Trust Company, National Association	March 31, 2021	667	$72.81	Buy	Buy
BlackRock Investment Management, LLC	March 31, 2021	226	$72.81	Buy	Buy
BlackRock Fund Advisors	March 31, 2021	855	$72.23	Buy	ETF Create
BlackRock Fund Advisors	March 31, 2021	435	$72.23	Buy	ETF Create
BlackRock Fund Advisors	March 31, 2021	1,305	$72.23	Buy	ETF Create
BlackRock Fund Advisors	March 31, 2021	1,731	$72.23	Buy	ETF Create
BlackRock Fund Advisors	March 31, 2021	-577	$72.23	Sell	ETF Redeem
BlackRock Fund Advisors	March 31, 2021	-78	$72.23	Sell	ETF Redeem
BlackRock Fund Advisors	March 31, 2021	48	$72.23	Buy	ETF Create
BlackRock Fund Advisors	March 31, 2021	96	$72.23	Buy	ETF Create
BlackRock Fund Advisors	March 31, 2021	-1,236	$72.23	Sell	ETF Redeem
BlackRock Fund Advisors	March 31, 2021	2,266	$72.23	Buy	ETF Create
BlackRock Fund Advisors	March 31, 2021	8,240	$72.23	Buy	ETF Create
BlackRock Fund Advisors	March 31, 2021	618	$72.23	Buy	ETF Create
BlackRock Asset Management Ireland Limited	April 1, 2021	-145	$74.32	Sell	Sell
BlackRock Advisors, LLC	April 1, 2021	15,738	$74.20	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 1, 2021	824	$74.23	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 1, 2021	4,922	$74.23	Buy	Buy
BlackRock Japan Co., Ltd.	April 1, 2021	529	$74.23	Buy	Buy
BlackRock Investment Management (UK) Limited	April 1, 2021	6,310	$74.23	Buy	Buy
BlackRock Fund Advisors	April 1, 2021	353	$74.23	Buy	Buy
BlackRock Japan Co., Ltd.	April 1, 2021	344	$74.23	Buy	Buy
BlackRock Financial Management, Inc.	April 1, 2021	2,778	$74.23	Buy	Buy
BlackRock Investment Management (UK) Limited	April 1, 2021	705	$74.23	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 1, 2021	1,913	$74.23	Buy	Buy
BlackRock Fund Advisors	April 1, 2021	435	$74.32	Buy	ETF Create
BlackRock Fund Advisors	April 1, 2021	1,442	$74.32	Buy	ETF Create
BlackRock Fund Advisors	April 1, 2021	3,296	$74.32	Buy	ETF Create
BlackRock Fund Advisors	April 1, 2021	-2,060	$74.32	Sell	ETF Redeem
BlackRock Fund Advisors	April 1, 2021	-1,854	$74.32	Sell	ETF Redeem
BlackRock Fund Advisors	April 1, 2021	84	$74.32	Buy	ETF Create
BlackRock Fund Advisors	April 1, 2021	78	$74.32	Buy	ETF Create
BlackRock Fund Advisors	April 1, 2021	36	$74.32	Buy	ETF Create
BlackRock Fund Advisors	April 5, 2021	435	$74.38	Buy	ETF Create
BlackRock Fund Advisors	April 5, 2021	-1,305	$74.38	Sell	ETF Redeem
BlackRock Fund Advisors	April 5, 2021	-1,737	$74.38	Sell	ETF Redeem
BlackRock Fund Advisors	April 5, 2021	-579	$74.38	Sell	ETF Redeem

BlackRock Fund Advisors	April 5, 2021	-6,592	$74.38	Sell	ETF Redeem
BlackRock Fund Advisors	April 5, 2021	-7,828	$74.38	Sell	ETF Redeem
BlackRock Fund Advisors	April 5, 2021	-2,472	$74.38	Sell	ETF Redeem
BlackRock Fund Advisors	April 5, 2021	1,854	$74.38	Buy	ETF Create
BlackRock Fund Advisors	April 5, 2021	4,120	$74.38	Buy	ETF Create
BlackRock Fund Advisors	April 5, 2021	-1,854	$74.38	Sell	ETF Redeem
BlackRock Fund Advisors	April 5, 2021	-6,386	$74.38	Sell	ETF Redeem
BlackRock Fund Advisors	April 5, 2021	4,120	$74.38	Buy	ETF Create
BlackRock Fund Advisors	April 5, 2021	1,648	$74.38	Buy	ETF Create
BlackRock Asset Management Ireland Limited	April 6, 2021	145	$73.91	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 6, 2021	50	$73.91	Buy	Buy
BlackRock Financial Management, Inc.	April 6, 2021	159	$73.91	Buy	Buy
BlackRock Fund Advisors	April 6, 2021	-405	$73.91	Sell	ETF Redeem
BlackRock Fund Advisors	April 6, 2021	72	$73.91	Buy	ETF Create
BlackRock Fund Advisors	April 6, 2021	1,737	$73.91	Buy	ETF Create
BlackRock Fund Advisors	April 6, 2021	4,632	$73.91	Buy	ETF Create
BlackRock Asset Management Ireland Limited	April 7, 2021	140	$74.03	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 7, 2021	-562	$74.03	Sell	Sell
BlackRock Fund Advisors	April 7, 2021	-2,610	$74.03	Sell	ETF Redeem
BlackRock Fund Advisors	April 7, 2021	-435	$74.03	Sell	ETF Redeem
BlackRock Fund Advisors	April 7, 2021	42	$74.03	Buy	ETF Create
BlackRock Fund Advisors	April 7, 2021	1,737	$74.03	Buy	ETF Create
BlackRock Fund Advisors	April 7, 2021	-1,158	$74.03	Sell	ETF Redeem
BlackRock Fund Advisors	April 7, 2021	-5,768	$74.03	Sell	ETF Redeem
BlackRock Fund Advisors	April 7, 2021	-824	$74.03	Sell	ETF Redeem
BlackRock Fund Advisors	April 7, 2021	-5,768	$74.03	Sell	ETF Redeem
BlackRock Fund Advisors	April 7, 2021	-412	$74.03	Sell	ETF Redeem
BlackRock Fund Advisors	April 7, 2021	-3,090	$74.03	Sell	ETF Redeem
BlackRock Asset Management Ireland Limited	April 8, 2021	145	$74.31	Buy	Buy
BlackRock Investment Management, LLC	April 8, 2021	214	$74.31	Buy	Buy
BlackRock Fund Advisors	April 8, 2021	48	$74.31	Buy	ETF Create
BlackRock Fund Advisors	April 8, 2021	-2,610	$74.31	Sell	ETF Redeem
BlackRock Fund Advisors	April 8, 2021	435	$74.31	Buy	ETF Create
BlackRock Fund Advisors	April 8, 2021	435	$74.31	Buy	ETF Create
BlackRock Fund Advisors	April 8, 2021	2,060	$74.31	Buy	ETF Create
BlackRock Fund Advisors	April 8, 2021	-412	$74.31	Sell	ETF Redeem
BlackRock Asset Management Ireland Limited	April 9, 2021	145	$74.70	Buy	Buy
BlackRock Investment Management (UK) Limited	April 9, 2021	8,466	$74.70	Buy	Buy
BlackRock Fund Advisors	April 9, 2021	-5	$74.70	Sell	Sell
BlackRock Financial Management, Inc.	April 9, 2021	-299	$74.70	Sell	Sell

BlackRock Fund Advisors	April 9, 2021	1,197	$74.70	Buy	ETF Create
BlackRock Fund Advisors	April 9, 2021	824	$74.70	Buy	ETF Create
BlackRock Fund Advisors	April 9, 2021	-3,296	$74.70	Sell	ETF Redeem
BlackRock Fund Advisors	April 9, 2021	3,502	$74.70	Buy	ETF Create
BlackRock Fund Advisors	April 9, 2021	-1,030	$74.70	Sell	ETF Redeem
BlackRock Fund Advisors	April 9, 2021	-579	$74.70	Sell	ETF Redeem
BlackRock Fund Advisors	April 9, 2021	-2,316	$74.70	Sell	ETF Redeem
BlackRock Fund Advisors	April 9, 2021	1,740	$74.70	Buy	ETF Create
BlackRock Fund Advisors	April 9, 2021	-1,740	$74.70	Sell	ETF Redeem
BlackRock Asset Management Ireland Limited	April 12, 2021	70	$74.30	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 12, 2021	-86	$74.30	Sell	Sell
BlackRock Fund Advisors	April 12, 2021	824	$74.30	Buy	ETF Create
BlackRock Fund Advisors	April 12, 2021	2,678	$74.30	Buy	ETF Create
BlackRock Fund Advisors	April 12, 2021	-1,648	$74.30	Sell	ETF Redeem
BlackRock Fund Advisors	April 12, 2021	2,060	$74.30	Buy	ETF Create
BlackRock Fund Advisors	April 12, 2021	-3,296	$74.30	Sell	ETF Redeem
BlackRock Fund Advisors	April 12, 2021	1,442	$74.30	Buy	ETF Create
BlackRock Fund Advisors	April 12, 2021	870	$74.30	Buy	ETF Create
BlackRock Fund Advisors	April 12, 2021	870	$74.30	Buy	ETF Create
BlackRock Asset Management Ireland Limited	April 13, 2021	70	$74.27	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 13, 2021	583	$74.27	Buy	Buy
BlackRock Advisors, LLC	April 13, 2021	2,545	$74.10	Buy	Buy
BlackRock Fund Advisors	April 13, 2021	-3,708	$74.27	Sell	ETF Redeem
BlackRock Fund Advisors	April 13, 2021	-1,854	$74.27	Sell	ETF Redeem
BlackRock Fund Advisors	April 13, 2021	-579	$74.27	Sell	ETF Redeem
BlackRock Fund Advisors	April 13, 2021	-1,158	$74.27	Sell	ETF Redeem
BlackRock Fund Advisors	April 13, 2021	-435	$74.27	Sell	ETF Redeem
BlackRock Fund Advisors	April 13, 2021	36	$74.27	Buy	ETF Create
BlackRock Fund Advisors	April 14, 2021	337	$73.27	Buy	Buy
BlackRock Investment Management, LLC	April 14, 2021	2,152	$73.84	Buy	Buy
BlackRock Investment Management (UK) Limited	April 14, 2021	1,942	$73.84	Buy	Buy
BlackRock Fund Advisors	April 14, 2021	96	$73.27	Buy	ETF Create
BlackRock Fund Advisors	April 14, 2021	72	$73.27	Buy	ETF Create
BlackRock Fund Advisors	April 14, 2021	1,236	$73.27	Buy	ETF Create
BlackRock Fund Advisors	April 14, 2021	-1,648	$73.27	Sell	ETF Redeem
BlackRock Fund Advisors	April 14, 2021	-1,236	$73.27	Sell	ETF Redeem
BlackRock Fund Advisors	April 14, 2021	2,895	$73.27	Buy	ETF Create
BlackRock Fund Advisors	April 14, 2021	-435	$73.27	Sell	ETF Redeem
BlackRock Fund Advisors	April 14, 2021	435	$73.27	Buy	ETF Create
BlackRock Fund Advisors	April 14, 2021	30	$73.27	Buy	ETF Create

BlackRock Fund Advisors	April 14, 2021	36	$73.27	Buy	ETF Create
BlackRock Asset Management Ireland Limited	April 15, 2021	70	$74.71	Buy	Buy
BlackRock Asset Management Ireland Limited	April 15, 2021	70	$74.71	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 15, 2021	5,536	$74.35	Buy	Buy
BlackRock Fund Advisors	April 15, 2021	-8,034	$74.71	Sell	ETF Redeem
BlackRock Fund Advisors	April 15, 2021	-1,030	$74.71	Sell	ETF Redeem
BlackRock Fund Advisors	April 15, 2021	-412	$74.71	Sell	ETF Redeem
BlackRock Fund Advisors	April 15, 2021	435	$74.71	Buy	ETF Create
BlackRock Fund Advisors	April 15, 2021	870	$74.71	Buy	ETF Create
BlackRock Fund Advisors	April 15, 2021	66	$74.71	Buy	ETF Create
BlackRock Fund Advisors	April 15, 2021	2,052	$74.71	Buy	ETF Create
BlackRock Asset Management Ireland Limited	April 16, 2021	70	$75.21	Buy	Buy
BlackRock Asset Management Ireland Limited	April 16, 2021	210	$75.21	Buy	Buy
BlackRock Fund Advisors	April 16, 2021	27	$75.21	Buy	ETF Create
BlackRock Fund Advisors	April 16, 2021	1,648	$75.21	Buy	ETF Create
BlackRock Fund Advisors	April 16, 2021	-2,060	$75.21	Sell	ETF Redeem
BlackRock Fund Advisors	April 16, 2021	-412	$75.21	Sell	ETF Redeem
BlackRock Fund Advisors	April 16, 2021	1,158	$75.21	Buy	ETF Create
BlackRock Fund Advisors	April 16, 2021	-1,737	$75.21	Sell	ETF Redeem
BlackRock Fund Advisors	April 16, 2021	-1,158	$75.21	Sell	ETF Redeem
BlackRock Fund Advisors	April 16, 2021	-435	$75.21	Sell	ETF Redeem
BlackRock Fund Advisors	April 16, 2021	435	$75.21	Buy	ETF Create
BlackRock Fund Advisors	April 19, 2021	27	$73.56	Buy	ETF Create
BlackRock Fund Advisors	April 19, 2021	4,120	$73.56	Buy	ETF Create
BlackRock Fund Advisors	April 19, 2021	-824	$73.56	Sell	ETF Redeem
BlackRock Fund Advisors	April 19, 2021	-4,944	$73.56	Sell	ETF Redeem
BlackRock Fund Advisors	April 19, 2021	-5,974	$73.56	Sell	ETF Redeem
BlackRock Fund Advisors	April 19, 2021	2,060	$73.56	Buy	ETF Create
BlackRock Fund Advisors	April 19, 2021	-3,090	$73.56	Sell	ETF Redeem
BlackRock Fund Advisors	April 19, 2021	1,737	$73.56	Buy	ETF Create
BlackRock Fund Advisors	April 19, 2021	579	$73.56	Buy	ETF Create
BlackRock Fund Advisors	April 19, 2021	870	$73.56	Buy	ETF Create
BlackRock Fund Advisors	April 19, 2021	-435	$73.56	Sell	ETF Redeem
BlackRock Fund Advisors	April 19, 2021	-435	$73.56	Sell	ETF Redeem
BlackRock Fund Advisors	April 19, 2021	-70	$73.56	Sell	ETF Redeem
BlackRock Fund Advisors	April 19, 2021	-268	$73.56	Sell	ETF Redeem
BlackRock Fund Advisors	April 19, 2021	-134	$73.56	Sell	ETF Redeem
BlackRock Investment Management, LLC	April 20, 2021	256	$72.71	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 20, 2021	450	$72.10	Buy	Buy
BlackRock Fund Managers Ltd	April 20, 2021	1,454	$72.10	Buy	Buy

BlackRock Institutional Trust Company, National Association	April 20, 2021	1,386	$72.11	Buy	Buy
BlackRock Financial Management, Inc.	April 20, 2021	-572	$72.11	Sell	Sell
BlackRock Asset Management Ireland Limited	April 20, 2021	146	$72.10	Buy	Buy
BlackRock Fund Advisors	April 20, 2021	48	$72.10	Buy	ETF Create
BlackRock Fund Advisors	April 20, 2021	-618	$72.10	Sell	ETF Redeem
BlackRock Fund Advisors	April 20, 2021	-3,914	$72.10	Sell	ETF Redeem
BlackRock Fund Advisors	April 20, 2021	6,592	$72.10	Buy	ETF Create
BlackRock Fund Advisors	April 20, 2021	9,270	$72.10	Buy	ETF Create
BlackRock Fund Advisors	April 20, 2021	-2,472	$72.10	Sell	ETF Redeem
BlackRock Fund Advisors	April 20, 2021	4,120	$72.10	Buy	ETF Create
BlackRock Fund Advisors	April 20, 2021	7,004	$72.10	Buy	ETF Create
BlackRock Fund Advisors	April 20, 2021	-579	$72.10	Sell	ETF Redeem
BlackRock Fund Advisors	April 20, 2021	1,158	$72.10	Buy	ETF Create
BlackRock Fund Advisors	April 20, 2021	-4,053	$72.10	Sell	ETF Redeem
BlackRock Fund Advisors	April 20, 2021	-76	$72.10	Sell	ETF Redeem
BlackRock Fund Advisors	April 20, 2021	-435	$72.10	Sell	ETF Redeem
BlackRock Fund Advisors	April 20, 2021	-435	$72.10	Sell	ETF Redeem
BlackRock Fund Advisors	April 20, 2021	-35	$72.10	Sell	ETF Redeem
BlackRock Fund Advisors	April 20, 2021	-204	$72.10	Sell	ETF Redeem
BlackRock Institutional Trust Company, National Association	April 21, 2021	589	$72.55	Buy	Buy
BlackRock Fund Advisors	April 21, 2021	105	$72.55	Buy	Buy
BlackRock Investment Management, LLC	April 21, 2021	102	$72.55	Buy	Buy
BlackRock Fund Advisors	April 21, 2021	48	$72.55	Buy	ETF Create
BlackRock Fund Advisors	April 21, 2021	32	$72.55	Buy	ETF Create
BlackRock Fund Advisors	April 21, 2021	-618	$72.55	Sell	ETF Redeem
BlackRock Fund Advisors	April 21, 2021	1,648	$72.55	Buy	ETF Create
BlackRock Fund Advisors	April 21, 2021	2,060	$72.55	Buy	ETF Create
BlackRock Fund Advisors	April 21, 2021	-3,502	$72.55	Sell	ETF Redeem
BlackRock Fund Advisors	April 21, 2021	7,004	$72.55	Buy	ETF Create
BlackRock Fund Advisors	April 21, 2021	206	$72.55	Buy	ETF Create
BlackRock Fund Advisors	April 21, 2021	-4,053	$72.55	Sell	ETF Redeem
BlackRock Fund Advisors	April 21, 2021	-579	$72.55	Sell	ETF Redeem
BlackRock Fund Advisors	April 21, 2021	-579	$72.55	Sell	ETF Redeem
BlackRock Fund Advisors	April 21, 2021	42	$72.55	Buy	ETF Create
BlackRock Fund Advisors	April 21, 2021	78	$72.55	Buy	ETF Create
BlackRock Fund Advisors	April 21, 2021	-134	$72.55	Sell	ETF Redeem
BlackRock Fund Advisors	April 21, 2021	-268	$72.55	Sell	ETF Redeem
BlackRock Fund Managers Ltd	April 22, 2021	284	$72.72	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 22, 2021	285	$72.35	Buy	Buy
BlackRock Fund Advisors	April 22, 2021	9,444	$71.76	Buy	Buy

BlackRock Institutional Trust Company, National Association	April 22, 2021	6,135	$72.24	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 22, 2021	-1,107	$71.63	Sell	Sell
BlackRock Fund Advisors	April 22, 2021	-2,060	$71.63	Sell	ETF Redeem
BlackRock Fund Advisors	April 22, 2021	-1,030	$71.63	Sell	ETF Redeem
BlackRock Fund Advisors	April 22, 2021	-1,854	$71.63	Sell	ETF Redeem
BlackRock Fund Advisors	April 22, 2021	1,158	$71.63	Buy	ETF Create
BlackRock Fund Advisors	April 22, 2021	-1,158	$71.63	Sell	ETF Redeem
BlackRock Fund Advisors	April 22, 2021	-76	$71.63	Sell	ETF Redeem
BlackRock Fund Advisors	April 22, 2021	-870	$71.63	Sell	ETF Redeem
BlackRock Financial Management, Inc.	April 23, 2021	9	$72.81	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 23, 2021	-198	$72.81	Sell	Sell
BlackRock Institutional Trust Company, National Association	April 23, 2021	821	$73.05	Buy	Buy
BlackRock Fund Advisors	April 23, 2021	-8,736	$72.81	Sell	ETF Redeem
BlackRock Fund Advisors	April 23, 2021	1,664	$72.81	Buy	ETF Create
BlackRock Fund Advisors	April 23, 2021	-2,912	$72.81	Sell	ETF Redeem
BlackRock Fund Advisors	April 23, 2021	1,872	$72.81	Buy	ETF Create
BlackRock Fund Advisors	April 23, 2021	-3,120	$72.81	Sell	ETF Redeem
BlackRock Fund Advisors	April 23, 2021	1,737	$72.81	Buy	ETF Create
BlackRock Fund Advisors	April 23, 2021	1,305	$72.81	Buy	ETF Create
BlackRock Fund Advisors	April 23, 2021	72	$72.81	Buy	ETF Create
BlackRock Financial Management, Inc.	April 26, 2021	-192	$73.68	Sell	Sell
BlackRock Fund Advisors	April 26, 2021	-624	$73.68	Sell	ETF Redeem
BlackRock Fund Advisors	April 26, 2021	-1,248	$73.68	Sell	ETF Redeem
BlackRock Fund Advisors	April 26, 2021	2,316	$73.68	Buy	ETF Create
BlackRock Investment Management, LLC	April 27, 2021	267	$74.38	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 27, 2021	-131	$74.09	Sell	Sell
BlackRock Fund Advisors	April 27, 2021	27	$74.09	Buy	ETF Create
BlackRock Fund Advisors	April 27, 2021	-8,320	$74.09	Sell	ETF Redeem
BlackRock Fund Advisors	April 27, 2021	-3,120	$74.09	Sell	ETF Redeem
BlackRock Fund Advisors	April 27, 2021	-832	$74.09	Sell	ETF Redeem
BlackRock Fund Advisors	April 27, 2021	-5,408	$74.09	Sell	ETF Redeem
BlackRock Fund Advisors	April 27, 2021	1,158	$74.09	Buy	ETF Create
BlackRock Fund Advisors	April 27, 2021	-435	$74.09	Sell	ETF Redeem
BlackRock Fund Advisors	April 27, 2021	-870	$74.09	Sell	ETF Redeem
BlackRock Fund Advisors	April 27, 2021	-435	$74.09	Sell	ETF Redeem
BlackRock Fund Advisors	April 27, 2021	-435	$74.09	Sell	ETF Redeem
BlackRock Fund Advisors	April 27, 2021	-35	$74.09	Sell	ETF Redeem
BlackRock Fund Advisors	April 27, 2021	855	$74.09	Buy	ETF Create
BlackRock Asset Management Ireland Limited	April 28, 2021	70	$74.47	Buy	Buy
BlackRock Fund Advisors	April 28, 2021	1,698	$74.47	Buy	Buy

BlackRock Asset Management Ireland Limited	April 28, 2021	140	$74.47	Buy	Buy
BlackRock Asset Management Ireland Limited	April 28, 2021	140	$74.47	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 29, 2021	-74	$74.23	Sell	Sell
BlackRock Institutional Trust Company, National Association	April 30, 2021	-410	$73.83	Sell	Sell
BlackRock Institutional Trust Company, National Association	April 30, 2021	15,580	$73.83	Buy	Buy
BlackRock Institutional Trust Company, National Association	April 30, 2021	157	$73.83	Buy	Buy
BlackRock Asset Management Ireland Limited	April 30, 2021	146	$73.83	Buy	Buy
BlackRock Institutional Trust Company, National Association	May 3, 2021	38	$72.41	Buy	Buy
BlackRock Institutional Trust Company, National Association	May 3, 2021	-15,516	$72.78	Sell	Sell
BlackRock Institutional Trust Company, National Association	May 3, 2021	-19,282	$72.64	Sell	Sell
BlackRock Institutional Trust Company, National Association	May 4, 2021	-7,947	$71.38	Sell	Sell
BlackRock Institutional Trust Company, National Association	May 5, 2021	2,301	$70.67	Buy	Buy
BlackRock (Netherlands) B.V.	May 6, 2021	3,237	$70.67	Buy	Buy
BlackRock Institutional Trust Company, National Association	May 6, 2021	-919	$70.55	Sell	Sell
BlackRock Investment Management, LLC	May 6, 2021	162	$70.67	Buy	Buy
BlackRock Fund Advisors	May 6, 2021	1,663	$70.67	Buy	Buy
BlackRock Institutional Trust Company, National Association	May 6, 2021	-174	$70.71	Sell	Sell
BlackRock Asset Management Ireland Limited	May 6, 2021	140	$70.71	Buy	Buy
BlackRock Institutional Trust Company, National Association	May 7, 2021	-291	$68.59	Sell	Sell
BlackRock Institutional Trust Company, National Association	May 7, 2021	-761	$68.59	Sell	Sell
BlackRock Institutional Trust Company, National Association	May 7, 2021	65	$68.59	Buy	Buy
BlackRock Institutional Trust Company, National Association	May 10, 2021	30	$67.36	Buy	Buy
BlackRock Asset Management Ireland Limited	May 11, 2021	350	$67.46	Buy	Buy
BlackRock Asset Management Ireland Limited	May 12, 2021	210	$65.18	Buy	Buy
BlackRock Institutional Trust Company, National Association	May 12, 2021	-134	$65.18	Sell	Sell
BlackRock Institutional Trust Company, National Association	May 13, 2021	351	$65.39	Buy	Buy
BlackRock Institutional Trust Company, National Association	May 19, 2021	273	$67.67	Buy	Buy
BlackRock Asset Management Ireland Limited	May 20, 2021	70	$69.17	Buy	Buy